Exhibit m(14)

FORM OF
DISTRIBUTION AND SERVICE PLAN
VARIABLE INSURANCE PRODUCT FUND: OVERSEAS PORTFOLIO
Service Class 2 Shares

 1. This Distribution and Service Plan (the "Plan"), when effective in accordance with its terms, shall be the written plan contemplated by Rule 12b-1 under the Investment Company Act of 1940, as amended (the "Act") for Service Class 2 Shares of Overseas Portfolio ("Service Class 2"), a class of shares of Overseas Portfolio (the "Fund"), a series of Variable Insurance Products Fund (the "Trust").

 2. The Trust has entered into a General Distribution Agreement on behalf of the Fund with Fidelity Distributors Corporation (the "Distributor") under which the Distributor uses all reasonable efforts, consistent with its other business, to secure purchasers of the Fund's shares ("Shares"). Such efforts may include, but neither are required to include nor are limited to, the following: (1) formulation and implementation of marketing and promotional activities, such as mail promotions and television, radio, newspaper, magazine and other mass media advertising; (2) preparation, printing and distribution of sales literature; (3) preparation, printing and distribution of prospectuses of the Fund and reports to recipients other than existing insurance company shareholders; (4) obtaining such information, analyses and reports with respect to marketing and promotional activities as the Distributor may, from time to time, deem advisable; (5) making payments to insurance companies and others engaged in the sale of Shares or who engage in shareholder support services; and (6) providing training, marketing and support to such insurance companies and others with respect to Shares.

 3. In accordance with such terms as the Trustees may, from time to time establish, and in conjunction with its services under the General Distribution Agreement with respect to Service Class 2 Shares, the Distributor is hereby expressly authorized to make payments to insurance companies in connection with the sale of Service Class 2 Shares. Such payments may be paid as a percentage of the dollar amount of purchases of Service Class 2 Shares attributable to a particular insurance company, or may take such other form as may be approved by the Trustees.

 4. In consideration of the services provided and the expenses incurred by the Distributor pursuant to the General Distribution
Agreement and paragraphs 2 and 3 hereof, all with respect to Service Class 2 Shares:

 (a)  Service Class 2 shall pay to the Distributor a monthly
distribution fee at the annual rate of [      %] (or such lesser
amount as the Trustees may, from time to time, determine) of the average daily net assets of Service Class 2 throughout the month. The determination of daily net assets shall be made at the close of business each day throughout the month and computed in the manner specified in the Fund's then current Prospectus for the determination of the net asset value of Service Class 2 Shares, but shall exclude assets attributable to any other class of Shares of the Fund. The Distributor may, but shall not be required to, use all or any portion of the distribution fee received pursuant to the Plan to compensate insurance companies who have engaged in the sale of Service Class 2 Shares or in shareholder support services with respect to Service Class 2 Shares pursuant to agreements with the Distributor, or to pay any of the expenses associated with other activities authorized under paragraphs 2 and 3 hereof; and

 5. The Fund presently pays, and will continue to pay, a management fee to Fidelity Management & Research Company (the "Adviser") pursuant to a management agreement between the Fund and the Adviser (the "Management Contract"). It is recognized that the Adviser may use its management fee revenue, as well as its past profits or its resources from any other source, to make payment to the Distributor with respect to any expenses incurred in connection with the distribution of Service Class 2 Shares, including the activities referred to in paragraphs 2 and 3 hereof. To the extent that the payment of management fees by the Fund to the Adviser should be deemed to be indirect financing of any activity primarily intended to result in the sale of Service Class 2 Shares within the meaning of Rule 12b-1, then such payment shall be deemed to be authorized by this Plan.

 6. This Plan shall become effective upon the approval by a vote of a majority of the Trustees of the Trust, including a majority of Trustees who are not "interested persons" of the Trust (as defined in the Act) and who have no direct or indirect financial interest in the operation of the Plan or in any agreement related to the Plan (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on this Plan.

 7. This Plan shall, unless terminated as hereinafter provided, remain in effect until April 30, 200_, and from year to year thereafter; provided, however, that such continuance is subject to approval annually by a vote of a majority of the Trustees of the Trust, including a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on this Plan. This Plan may be amended at any time by the Board of Trustees, provided that (a) any amendment to increase materially the fees provided for in paragraph 4 hereof shall be effective only upon approval by a vote of a majority of the outstanding voting securities of Service Class 2 and (b) any material amendment of this Plan shall be effective only upon approval in the manner provided in the first sentence of this paragraph 7.

 8. This Plan may be terminated at any time, without the payment of any penalty, by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of Service Class 2.

 9. During the existence of this Plan, the Trust shall require the Adviser and/or the Distributor to provide the Trust, for review by the Trustees, and the Trustees shall review, at least quarterly, a written report of the amounts expended in connection with financing any activity primarily intended to result in the sale of Service Class 2 Shares (making estimates of such costs where necessary or desirable) and the purposes for which such expenditures were made.

 10. This Plan does not require the Adviser or Distributor to perform any specific type or level of distribution activities or to incur any specific level of expenses for activities primarily intended to result in the sale of Service Class 2 Shares.

 11. Consistent with the limitation of shareholder liability as set forth in the Trust's Declaration of Trust, any obligation assumed by Service Class 2 pursuant to this Plan and any agreement related to this Plan shall be limited in all cases to Service Class 2 and its assets and shall not constitute an obligation of any shareholder of the Trust or of any other class of the Fund, series of the Trust or class of such series.

 12. If any provision of this Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.